EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Sept. 27, 2013	Sept. 28, 2012	Sept. 30, 2011	Oct. 1, 2010	Oct. 2, 2009
	(in thousands, except ratio amounts)

Earnings:
(Loss)/income before income taxes	$(88,761)	$(32,392)	$(514)	$21,476	$(24,632)
Add: Fixed charges	6,741	4,517	2,692	3,198	5,189

	$(82,020)	$(27,875)	$2,178	$24,674	$(19,433)

Fixed Charges:
Interest expense	$5,134	$3,148	$1,595	$1,817	$3,127
Interest portion of rental expense	1,607	1,369	1,097	1,381	2,062

	$6,741	$4,517	$2,692	$3,198	$5,189

Ratio of earnings to fixed charges (1)	—	—	0.8	7.7	—

(1)	Our earnings were insufficient to cover our fixed charges by $88.8 million (fiscal 2013), $32.4 million (fiscal 2012), $514,000 (fiscal 2011) and $24.6 million (fiscal 2009).